JOHN WORTHINGTON

CEO AND FOUNDER OF TECH 2U, SIRCLES AND FIREUP ESPORTS LOUNGE

PERSONAL STATEMENT

Lorem ipsum dolor sit amet, consectetur adipiscing elit, sed do eiusmod tempor incididunt ut labore et dolore magna aliqua. Ut enim ad minim veniam, quis nostrud exercitation ullamco laboris nisi ut aliquip ex ea commodo consequat. Duis aute irure dolor in reprehenderit in voluptate velit esse cillum dolore eu fugiat nulla pariatur. Excepteur sint occaecat cupidatat non proident, sunt in culpa qui officia deserunt mollit anim id est laborum.

SKILLS

- Leadership
- Mentorship
- Business Development
- Team building
- Recruiting
- Contract negotiations
- Strategic planning
- Developing first-class marketing campaigns
- Leadership and Mentorship
- Financial management, Investing

DEGREES AND LICENSES

California State University Sacramento
Bachelor of Science in Business Marketing
- Graduated 1997

California Real Estate License
- Received 1998

CONTACT

CAREER SUMMARY

FireUp Esports Lounge
CEO | Co-Founder 2019-Present
- Created, Designed and Launched, Sacramento's first premiere e-sports lounge.
- Went from 0 to $36k in MRR in 3 months of being open before Covid-19.

Sircles Media Inc.
CEO | Co-Founder 2018-Present
- Successfully secured $670,000 in investments from angel investors.
- Created a brand based on the concept of sharing recommendations with friends.
- Acquired "Sircles" trademark, and hired a team to build a cross-platform mobile app with an intuitive user experience that delivers value to both users and businesses.

Tech 2U
CEO | Co-Founder 2003-Present
- Built a prosperous business from inception to $10M in ARR and nearly 100 employees.
- Expanded services from in-shop and mobile tech support to include remote support, managed services, web design, digital marketing and consulting
- Developed brand identity and launched successful, traditional and digital marketing campaigns. Established key strategic partnership with top morning radio show in the country

RE/MAX Professionals
Realtor | 1998-2005
- Top 1% of real estate agents in the nation